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                        Filed pursuant to Rule 425 of the Securities Act of 1933
                                         and deemed filed pursuant to Rule 14d-9
                                          of the Securities Exchange Act of 1934

                                                              Filer: Aquila Inc.
                                                    Subject Company: Aquila Inc.
                               Subject Company's Commission File Number: 1-16315


November 20, 2001

[Name]
[Address]

Dear __________:

Enclosed please find the Third Quarter Investor Guide and 10Q for both UtiliCorp and Aquila. The Investor Guide is a convenient and concise source of financial and statistical information you may find helpful as you evaluate our companies.

As Im sure you are aware, on November 7 UtiliCorp announced that its Board of Directors decided not to proceed with the previously announced spin-off of UtiliCorp's interest in Aquila. At the same time, the UtiliCorp Board authorized an exchange offer under which the public shareholders of Aquila will be offered
 .6896 shares of UtiliCorp common stock in a tax-free exchange. The UtiliCorp Board, after considering all possible alternatives, determined that in light of the current market and economic conditions, greater stockholder value could be realized by both UtiliCorp and Aquila stockholders by recombining the financial strength of UtiliCorp with the growth opportunities that lie ahead for Aquila. With its larger asset base, earnings potential and cash flow, we expect a combined Aquila/UtiliCorp to have more efficient access to capital to execute its growth plans. Current stockholders of Aquila would participate in the combined company's growth through the UtiliCorp shares they receive under the exchange offer.

In connection with its decision to propose a recombination of UtiliCorp and Aquila, the UtiliCorp Board decided that a combined UtiliCorp/Aquila would be best served by embracing Aquila's energy merchant strategy as the core strategy. To symbolize this change, the Board authorized UtiliCorp to change its corporate name to Aquila, Inc. upon the successful completion of the offer and subsequent merger.

For more information, you may also visit us on the web at WWW.UTILICORP.COM or WWW.AQUILA.COM. There you will find the latest investor relations calendar, press releases and current financial statements.

Please feel free to call me anytime you have questions about UtiliCorp, Aquila or this proposed transaction.

Sincerely,

/s/ Ellen Fairchild
Ellen E. Fairchild
Vice President, Investor Relations

EF:kas
Enclosure

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ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed offer, Aquila will file a disclosure statement on Schedule 14D-9 with the Securities and Exchange Commission (the "Commission"). INVESTORS AND SECURITY HOLDERS ARE ADVISED TO CAREFULLY READ THIS DOCUMENT AND ANY OTHER DOCUMENTS REGARDING THE PROPOSED OFFER WHEN THEY ARE FILED WITH THE COMMISSION, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION WITH

RESPECT TO THE OFFER. Investors and security holders may obtain a free copy of the Schedule 14D-9 (when available) and other documents filed by Aquila with the Commission at the Commission's website at http://www.sec.gov. Free copies of the
Schedule 14D-9, once available, as well as Aquila's related filings with the Commission, may also be obtained by directing a request to Aquila, Inc., Investor Relations, 1100 Walnut Street, Suite 3300, Kansas City, MO 64106; 816-527-1000.


"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995:

This press release may contain forward-looking statements. Naturally, all forward-looking statements involve risk and uncertainty and actual results or events could be materially different. Although Aquila believes that its expectations are based on reasonable assumptions, it can give no assurance that its goals will be achieved. Please review the company's registration statement on Form S-1, its latest quarterly report on Form 10-Q, any current reports on Form 8-K and recent press releases for other important factors that could cause results to differ materially from those in any such forward-looking statements. Information in these archived materials may not be current and may be superseded by more recent information published by Aquila.



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